UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________

Optimum Communications, Inc.
(Name of Subject Company)

Optimum Communications, Inc.
CSC Investments II LLC
(Name of Filing Persons — Offeror)

__________________________

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

02156K103
(CUSIP Number of Class of Securities)

Michael E. Olsen
General Counsel
Optimum Communications, Inc.
1 Court Square West
Long Island City, New York 11101
(516) 803-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Andrew J. Ericksen Laura Katherine Mann White & Case LLP 609 Main Street, Suite 2900 Houston, Texas 77002 (713) 496-9688	Jonathan Michels White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-8200

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CSC Investments II LLC, a Delaware limited liability company (“CSC Investments II”) and a wholly owned subsidiary of Optimum Communications, Inc., a Delaware corporation (“Optimum” or the “Company”), to purchase up to 120,000,000 shares of Optimum’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), in an amount such that the amount of cash used to purchase such Class A Common Stock accepted for purchase by CSC Investments II shall not exceed $300 million, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 1, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.       Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2.       Subject Company Information.

(a)     Name and address.    The name of the subject company and issuer is Optimum Communications, Inc. The address of Optimum’s principal executive offices is 1 Court Square West, Long Island City, New York 11101 and the telephone number is (516) 803-2300.

(b)    Securities.    The subject securities are shares of Class A Common Stock of Optimum. As of May 27, 2026, there were 293,452,846 shares of Class A Common Stock issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c)     Trading market and price.    Information about the trading market and price of the shares of Class A Common Stock set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

(a)     Name and address.    Optimum and CSC Investments II are the filing persons, and Optimum is the subject company. The names of the executive officers and directors of Optimum are as follows:

Name	Position at Optimum
Dennis Mathew	Chairman of the Board, Chief Executive Officer
Marc Sirota	Chief Financial Officer
Michael Olsen	General Counsel and Chief Corporate Responsibility Officer
Michael Parker	President of Consumer Services
Charles Stewart	Director
David Drahi	Director
Dennis Okhuijsen	Director
Dexter Goei	Director
Mark Mullen	Director
Patrick Drahi	Director
Raymond Svider	Director
Susan C. Schnabel	Director

(b)    The names of the executive officers and directors of CSC Investments II are as follows:

Name	Position at CSC Investments II
Dennis Mathew	Manager, Chief Executive Officer
Michael Olsen	Manager, General Counsel & Secretary
Marc Sirota	Manager, Chief Financial Officer
Todd Arden	Manager
Vincent Intrieri	Manager

The address and telephone number of Optimum, CSC Investments II and each of the executive officers and directors of Optimum and CSC Investments II are 1 Court Square West, Long Island City, New York 11101, telephone number (516) 803-2300. The information set forth in the Offer to Purchase under “Section 10 — Certain Information Concerning CSC Investments II and Optimum” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4.       Terms of the Transaction.

(a)              Material terms.    The material terms of the transaction set forth in the Offer to Purchase under the headings “Introduction,” “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 8  — Price Range of Shares; Dividends,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning CSC Investments II and Optimum,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 12 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Section 13 — Legal Matters; Regulatory Approvals,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b)              Purchases.    Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.       Past Contracts, Transactions, Negotiations and Agreements.

(e)              Agreements involving the subject company’s securities.    The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

(a)              Purposes.    Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)              Use of securities acquired.    Information regarding the treatment of shares of Class A Common Stock acquired pursuant to the Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)              Plans.    Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.       Source and Amount of Funds or Other Consideration.

(a)              Source of funds.    Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b)              Conditions.    Information regarding the conditions of the Offer and the source of funds set forth in the Offer to Purchase under the headings “Section 7 — Conditions of the Offer” and “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d)              Borrowed funds.    Not applicable.

Item 8.       Interest in Securities of the Subject Company.

(a)              Securities ownership.    The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b)              Securities transactions.    The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

(a)              Solicitations or recommendations.    The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” is incorporated herein by reference.

Item 10.     Financial Statements.

(a)              Financial information.    Not applicable.

(b)              Pro forma information.    Not applicable.

Item 11.     Additional Information.

(a)(1)          Agreements, regulatory requirements and legal proceedings.    The information set forth in the Offer to Purchase under the headings “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)          The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)          The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)          The information set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act” is incorporated herein by reference.

(a)(5)          There are no material pending legal proceedings relating to the Offer. The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)              Other material information.    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.     Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated June 1, 2026.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 1, 2026.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 1, 2026.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)

Press Release issued by Optimum Communications, Inc., dated June 1, 2026, announcing the commencement of the Offer (incorporated herein by reference to Exhibit 99.3 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 1, 2026).

(b)	Not applicable.
(d)(1)

Credit Agreement, dated as of October 9, 2015, by and among CSC Holdings, LLC (as successor by merger to Neptune Finco Corp.), as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and security agent, Barclays Bank plc and BNP Paribas Securities Corp., as co-syndication agents, Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and the Bank of Nova Scotia, as co-documentation agents, and J.P. Morgan Securities LLC, Barclays Bank plc, BNP Paribas Securities Corp., Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and The Bank of Nova Scotia, as joint bookrunners and lead arrangers (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(2)

First Amendment to Credit Agreement, dated as of June 20, 2016 (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(3)

Incremental Loan Assumption Agreement, dated as of June 21, 2016 (incorporated herein by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(4)

Incremental Loan Assumption Agreement, dated as of July 21, 2016 (incorporated herein by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(5)

Second Amendment to Credit Agreement (Extension Amendment), dated as of September 9, 2016 (incorporated herein by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(6)

Third Amendment to Credit Agreement (Extension Amendment, Incremental Loan Assumption Agreement & Assignment and Acceptance), dated as of December 9, 2016 (incorporated herein by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(7)

Fourth Amendment to Credit Agreement (Incremental Loan Assumption Agreement & Refinancing Amendment), dated as of March 15, 2017 (incorporated herein by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(8)

Facility Guaranty, dated as of June 21, 2016, by and among the guarantors party thereto and JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(9)

Pledge Agreement, dated as of June 21, 2016, by and among CSC Holdings, LLC, certain pledgors party thereto and JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

Exhibit Number	Description
(d)(10)

Fifth Amendment to Credit Agreement, dated as of January 12, 2018, by and among the Borrower, the Additional Lenders and Lead Arrangers party thereto and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 16, 2018).

(d)(11)

Sixth Amendment to Credit Agreement, dated as of October 15, 2018, by and among, inter alios, the Borrower, Goldman Sachs Bank USA as Additional Lender and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated herein by reference to Exhibit 4.11 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on October 19, 2018).

(d)(12)

Seventh Amendment to Credit Agreement, dated as of January 24, 2019, by and among the Borrower, each of the other Loan Parties, the Lenders and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 30, 2019).

(d)(13)

Eighth Amendment to Credit Agreement, dated as of February 7, 2019, by and among the Borrower, each of the other Loan Parties, the February 2019 Incremental Term Loan Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on February 8, 2019).

(d)(14)

Eleventh Amendment to Credit Agreement, dated as of October 3, 2019, by and among the Borrower, each of the other Loan Parties, the Additional Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on October 7, 2019).

(d)(15)

Twelfth Amendment to Credit Agreement, dated as of July 13, 2022, by and among the Borrower, each of the other Loan Parties, the Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on July 13, 2022).

(d)(16)

Thirteenth Amendment to Credit Agreement, dated as of December 19, 2022, by and among the Borrower, each of the other Loan Parties, the Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on December 19, 2022).

(d)(17)

Fourteenth Amendment to Credit Agreement, dated as of November 25, 2025, by and among the Borrower, the incremental lender party thereto, each of the other Loan Parties and JPMorgan Chase Bank, N.A., as the administrative agent and security agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on November 25, 2025).

(d)(18)

Credit Agreement, dated as of September 29, 2020, among Cablevision Lightpath LLC, as Borrower, the Lenders party thereto, Goldman Sachs Bank USA as administrative agent and Deutsche Bank Trust Company Americas as collateral agent (incorporated herein by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on October 1, 2020).

(d)(19)

First Amendment to Credit Agreement, dated as of June 20, 2023, between Cablevision Lightpath LLC, as Borrower, and Goldman Sachs Bank USA as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on August 3, 2023).

(d)(20)

Extension Amendment No. 1 to Credit Agreement, dated as of February 9, 2024, by and among Cablevision Lightpath LLC, as Borrower, the other loan parties party thereto, the revolving credit lenders party thereto, the L/C Issuers party thereto, the swingline lenders party thereto, the 2024 Extension Arranger and Goldman Sachs Bank USA, as the administrative agent. (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 2, 2024).

(d)(21)

Incremental Loan Assumption Agreement No. 1 to Credit Agreement, dated as of November 7, 2024, between Cablevision Lightpath LLC, as Borrower, and Banco Santander, S.A., New York Branch as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2025).

Exhibit Number	Description
(d)(22)

Refinancing Amendment No. 1 to Credit Agreement, dated as of January 31, 2025, by and among Cablevision Lightpath LLC, as Borrower, the other loan parties party thereto, the 2025 Refinancing Term Loan Lenders party thereto, the 2025 Refinancing Term Loan Arranger and Goldman Sachs Bank USA, as the administrative agent (incorporated herein by reference to Exhibit 10.21 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2025).

(d)(23)

Receivables Facility Loan and Security Agreement, dated as of July 16, 2025, by and among Cablevision Funding LLC, as borrower, certain guarantors party thereto, Goldman Sachs Bank USA and certain funds managed by TPG Angelo Gordon, as initial lenders, Goldman Sachs Bank USA and TPG Angelo Gordon, as structuring agents, Alter Domus (US) LLC, as administrative agent, and Citibank, N.A., as collateral agent and account bank (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on July 16, 2025).

(d)(24)

Amended and Restated Credit Agreement, dated as of January 12, 2026, by and among Cablevision Litchfield, LLC and CSC Optimum Holdings, LLC, each as a borrower, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 12, 2026).

(d)(25)

Altice USA, Inc. 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 1, 2020).

(d)(26)

Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.27 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(27)

Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.28 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(28)

Altice USA 2017 Long Term Incentive Plan, Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on December 30, 2021).

(d)(29)

Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan, Form of Cash Performance Award Agreement (incorporated herein by reference to Exhibit 10.30 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(30)

Master Separation Agreement, dated as of May 18, 2018, by and between Altice USA, Inc. and Altice N.V. (incorporated herein by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-1/A (File No. 333-222475) filed on May 21, 2018).

(d)(31)

Restriction Agreement, dated as of December 31, 2019, by and between Altice USA, Inc. and Dexter Goei (incorporated herein by reference to Exhibit 10.22 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 14, 2020).

(d)(32)

Executive Employment Agreement, dated as of September 7, 2022, by and between Altice USA, Inc. and Dennis Mathew (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on November 2, 2022).

(d)(33)

Executive Employment Agreement, dated as of February 5, 2023, by and between Altice USA, Inc. and Marc Sirota, as amended February 22, 2023 (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 3, 2023).

(d)(34)

Transition Agreement, dated as of December 10, 2024, by and between Altice USA, Inc. and Colleen Schmidt (incorporated herein by reference to Exhibit 10.41 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2025).

(d)(35)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on August 1, 2024).
(d)(36)

Base Indenture, dated as of March 3, 2026, by and among Lightpath Fiber Issuer LLC, as Issuer, Lightpath Fiber Infrastructure LLC, Lightpath of New England, LLC, Cambridge Network Solutions, LLC, CNS Network Solutions, LLC, Cablevision Lightpath NJ LLC, 4Connections LLC, Cablevision Lightpath CT LLC, 319 Chestnut LLC, each as an Asset Entity, and Wilmington Trust, National Association, as Indenture Trustee (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on March 9, 2026).

Exhibit Number	Description
(d)(37)

Series 2026-1 Supplement, dated as of March 3, 2026, by and among Lightpath Fiber Issuer LLC, as Issuer, Lightpath Fiber Infrastructure LLC, Lightpath of New England, LLC, Cambridge Network Solutions, LLC, CNS Network Solutions, LLC, Cablevision Lightpath NJ LLC, 4Connections LLC, Cablevision Lightpath CT LLC, 319 Chestnut LLC, each as an Asset Entity, and Wilmington Trust, National Association, as Indenture Trustee (incorporated herein by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on March 9, 2026).

(d)(38)

Retention Cash Award Agreement, dated as of February 11, 2026, by and between Optimum Communications, Inc. and Dennis Mathew (incorporated herein by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(39)

Retention Cash Award Agreement, dated as of February 11, 2026, by and between Optimum Communications, Inc. and Dexter Goei (incorporated herein by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(40)	Form of Independent Director Cash Award Agreement (incorporated herein by reference to Exhibit 10.40 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2026).
(d)(41)

Optimum Communications, Inc. Dodd-Frank Clawback Policy, effective as of November 1, 2023 (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 10-K filed on February 13, 2026).

(d)(42)

Transition, Retention and Retirement Agreement, dated as of April 1, 2026, by and between Optimum Communications, Inc. and Michael E. Olsen (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-38126) filed on May 7, 2026).

(d)(43)

First Amendment, dated May 29, 2026, to Amended and Restated Credit Agreement, dated as of January 12, 2026, by and among Cablevision Litchfield, LLC and CSC Optimum Holdings, LLC, each as a borrower, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 1, 2026).

(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

____________

*        Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2026

OPTIMUM COMMUNICATIONS, INC.
By:	/s/ Marc Sirota
Name:	Marc Sirota
Title:	Chief Financial Officer
CSC INVESTMENTS II LLC
By:	/s/ Marc Sirota
Name:	Marc Sirota
Title:	Chief Financial Officer